

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Via Email
Mr. Michael Beyer
Chief Executive Officer
Foresight Energy Partners LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

> **Re:** **Foresight Energy Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 12, 2012**
> **File No. 333-179304**

Dear Mr. Beyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

    *   Describe how and when a company may lose emerging growth company status;

    *   A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    *   Your election under Section 107(b) of the Act:

        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

2.   We note your response to comment two of our letter dated February 29, 2012. Please revise where appropriate to discuss the policies or procedures, if any, you and your related parties have implemented to address potential conflicts of interest. As a non-exclusive example, it is unclear if the allocation of business opportunities among you and your affiliates, as referenced in the risk factor on page 41, is addressed by established policies or procedures.

Prospectus Summary, page 1

3.   We note your revised disclosure and response to prior comment 14 from our letter dated February 29, 2012. It is unclear to what extent efforts, such as securing financing, have been made for the five "potential" longwalls that are neither operating now nor estimated to be operating by the third quarter of 2012. Please revise the narrative preceding the table to clarify the estimated timeline for all of the longwalls and provide disclosure of the significant assumptions and your underlying bases for believing that you will have eight longwalls with an annual potential productive capacity of 65 million short tons. Please see Item 10(b) of Regulation S-K.

4.   Your revised disclosure regarding the reserves should clarify the price at which you no longer consider your reserves to be economic. Please revise accordingly.

5.   We note your disclose here and throughout your filing of your cash costs of production per ton and cash margin per ton. Please expand your disclosure to include the requirements of Item 10(e)(i) of Regulation S-K including your computation of these performance measures from the most directly comparable GAAP measure presented with equal or greater prominence. In this respect your attention is directed to prior comment 15 from our letter dated February 29, 2012.

Risk Factors, page 19

6.   We note your revised disclosure and response to prior comment 18 from our letter dated February 29, 2012. We are unable to locate responsive disclosure and reissue the comment. For example, it is unclear why the last risk factor on page 26 does not quantify the "certain financial covenants." In this regard, we note the reference on page 93 to "among other things, maintenance of minimum amounts and compliance with debt service coverage and leverage ratios." Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 83

Overview, page 83

7.   We note the revised disclosure in response to prior comments 27, 28 and 33 from our letter dated February 29, 2012. While your response to prior comment 27 indicates that the disclosed "trends, events and uncertainties have not materially affected [y]our historical period to period operations," it is unclear how you considered whether these trends, events and uncertainties may, or will, cause material changes. See Item 303(a)(3)(ii) of Regulation S-K. Please advise or revise as appropriate.

8.   Also, it is unclear why you do not further address the rising cost of transportation, which appears to have increased at a significantly higher rate than the increase in sales volume.

9.   We note your disclosed mine development costs are amortized using the straight-line method over the estimated useful life of the mine. Please reconcile this disclosure with your disclosure on page F-17, which indicates these costs are amortized on the units of production method.

Results of Operations, page 88

10.   We note you present 'cost of coal sales' and 'average cost of sales per ton sold' which exclude depreciation, depletion and amortization. Please note that cost of sales is generally understood to include all costs subtracted from revenue in deriving gross profit including depreciation, depletion and amortization. Please modify your disclosure here and elsewhere throughout your filing to either include depreciation, depletion and amortization in your computation of 'average cost of sales per ton sold' or derive a non-GAAP financial measure with a title that is not the same or substantially similar to those used for GAAP financial measures. Refer to Item 10(e)(ii)(E) of Regulation S-K. Please update similar disclosure within your selected historical financial information accordingly.

Liquidity and Capital Resources, page 91

11.   We note your responses to prior comments 34 and 35 from our letter dated February 29, 2012 and the revised disclosure that you believe you have sufficient liquidity to meet your working capital, capital expenditure, and other cash requirements for the foreseeable future. Your existing disclosure indicates that your Senior Secured Credit Facility is repayable on August 12, 2014 and your Senior Notes are due August 15, 2017. Please clarify the time period covered by your reference to "the foreseeable future." In addition, please address whether you anticipate you will have to refinance these debts and, if material, discuss the impact this may have on your cash available for distributions.

12.   We note your response to prior comment 40 from our letter dated February 29, 2012. Your response suggests that you are not filing surface lease, royalty and related agreements pursuant to Item 601(b)(10) of Regulation S-K because the areas are not currently within your five year plan. Please confirm, if true, that you do not consider these leases, royalties, and related agreements material at this time.

13.   We note your response to prior comment 38 and deletion of "the commercial operation date (estimated to be December 31, 2011)." With a view to clarifying disclosure, advise us if your financing arrangements included commercial operation milestones, and, if so, whether they were met.

Business, page 98

14.   We were unable to locate the quantified disclosure requested by prior comment 42 from our letter dated February 29, 2012. Accordingly, we reissue. Please disclose the fees paid by Savatran related to the Convent Marine Terminal or indicate, if true, that they are immaterial. See Item 404 of Regulation S-K.

Operations, page 103

15.   We note your response to comment 45 from our letter dated February 29, 2012. Please clarify if you have refuse piles, slurry impoundments, or both on your properties. Additionally, please clarify if you accept external refuse for deposition on your properties.

16.   Please revise your reserve estimate to correspond to your fiscal year end.

17.   We note the revised text on pages 1, 2, and 99 added in response to prior comment 47 from our letter dated February 29, 2012. Please revise the references to the additional $240 to $375 million to clarify the timeframe in which you anticipate achieving full productive capacity.

18.   We note your response to previous comment 49 from our letter dated February 29, 2012. Pursuant to paragraph (a)(1) of Industry Guide 7, a mineral reserve is that part of a mineral deposit which can be economically produced. For each specific mine with a mineral reserve, please provide us with the information that demonstrates or supports the economics of the particular reserve. For instance, this information may include the actual annual revenues and the actual annual operating costs for a specific reserve at an operating mine, or, this information may include the financial model or cash flow analysis for a specific reserve. Generally for operating mines with demonstrated economics, two years of operating data is sufficient.

19.   We note your response to prior comment 43. Please revise or provide a more thorough analysis as to why you believe the loss of the 16% customer would not have a material adverse impact.

20.   We note your revised disclosure and response to comment 53 of our letter dated February 29, 2012. You state that a review process "may take years to complete." Please revise to further clarify the timeline(s) applicable to your material regulatory permits as they relate to your anticipated full capacity operations and clarify the extent to which the related costs are material.

Certain Relationships and Related Party Transactions, page 153

21.   Please revise the last paragraph under Natural Resource Partners, L.P. Transactions to reflect information as of December 31, 2011 and for the year then ended.

22.   Please revise to describe all material terms as addressed in prior comment 55 of our letter dated February 29, 2012. For example, you reference:
•   "the quarterly minimum deficiency amount" in the last paragraph on page 156 but you do not quantify the amount.
•   a "minimum payment of $1.3 million each quarter if tonnage payments do not reach certain levels" in the third paragraph on page 157, however, you do not quantify the levels or indicate whether you have paid such amounts; and,
• $22.8 million in advance minimum royalty payments that have not been recouped in the second to last paragraph on page 157, but you do not explain the terms for recouping payments. We note the reference on pages 95 and 111 to recoupment "with limitations as outlined in the lease."
Please revise accordingly.

23.   We note the reference on page 154 to "coal shipped by Savatran." It is unclear from this and other disclosure that your Savatran subsidiary, as stated in response to comment 63 "has no employees" and "provides no services to other entities or any other outside entity." Please revise to clarify. In this regard, consider revising the reference to "operating subsidiaries" in the graphic on page nine to identify or clarify the significant subsidiaries that conduct operations and generate revenues.

The Partnership Agreement, page 167

24.   We note the disclosure on page 169 that your partnership agreement requires claims, suits, actions, or proceedings be exclusively brought in the Court of Chancery in the State of Delaware. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your partnership agreement, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Report of Independent Registered Public Accounting Firm, page F-5

25.   Please obtain and file an audit report that contains the city and state of where it was issued. Refer to Rule 2-02(a)(3) of Regulation S-X.

Consolidated Financial Statements of Foresight Energy LLC and Subsidiaries

General

26.   We note in your response to our prior comment 62 you intend to remove references to your restatement in subsequent amendments. Please note your restatement disclosure should continue to be provided in all future pre-effective amendments until you update your annual financial statements. Refer to FASB ASC 250-10-50-7 through 50-11.

 Notes to Consolidated Financial Statements

1. Description of Business and Entity Structure

Reorganization and Refinancing, page F-10

27.   We note in your response to our prior comment 63 you cite cost per ton and net realization per ton in your analysis of the economic similarities of your operating segments. Please tell us whether these measures are fully burdened with all costs relating to sales from these mines including transportation, depreciation, depletion, amortization and accretion. Please also confirm that as your development mines enter the production stage, and as all of your mines mature, that you will continue to assess whether the economic characteristics support aggregation.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

28.   We note you have recorded development-stage sales as a reduction of your capitalized mine development costs. Please tell us your basis for this treatment and why you have

concluded the offsetting of sales against capitalized costs is consistent with the concept of accumulating and capitalizing mine development costs as an asset that provides the future benefit in the form of your mine production. Please tell us what future benefit is provided by development-stage sales that would support their capitalization along with other mine development costs. Please tell us whether you considered recognizing development-stage sales as other income (i.e. sales of coal in the development stage). Please tell us the cumulative-to-date gross amount of development-stage sales that have been netted against your capitalized mine development costs for each of your mines, both those in the development stage as well as those in production.

Inventories, page F-16

29.   We note from your response to our prior comment 64 your inventory includes the depreciation, depletion and amortization of the equipment, facilities and mineral rights used in mining activities. Please tell us whether the depreciation, depletion and amortization of mining machinery (e.g. continuous miners) and capitalized mine development costs are also included in inventory.

Asset Retirement Obligation and Reclamation, page F-17

30.   We note from your disclosure that your mine development costs are amortized on the units-of-production method. It appears from your disclosure here that the capitalized cost of the ARO is depreciated over the useful life of the related assets on a straight-line basis. Please tell us why you believe the straight-line method is more appropriate for the ARO asset related to your capitalized mine development costs. In addition, please tell us how you have accounted for the ARO asset such that it has been capitalized and depreciated separately from the corresponding mine development asset.

Exhibits

31.   Your Amended and Restated Credit Agreement filed as Exhibit 10.3 includes references to schedules and exhibits which do not appear to have been filed. Any agreements filed pursuant to Item 601(b)(10) of Regulation S-K, not otherwise subject to a request for confidential treatment, should be filed in their entirety. Please refile this agreement in its entirety.

32.   We note references in the index to confidential filings. Please note that the staff will review any request for confidential treatment and that you will need to complete that process before requesting acceleration.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact James Giugliano at (202) 551-3319 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director